WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: (604) 781-4192
Coquitlam, BC V3J 2L7	Facsimile: (604) 939-1292
www.westernwindenergy.com

NEWS RELEASE

April 5, 2005

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 15,387,083

WESTERN WIND ADOPTS SHAREHOLDER RIGHTS PLAN

Western Wind Energy Corp. (the “Company”) today announced that it has authorized the establishment of a Shareholder Rights Plan Agreement effective as of April 5, 2005. Although the Rights Plan is effective upon its adoption, in accordance with stock exchange requirements, it will be submitted to the shareholders for ratification at the Company’s Annual and Extraordinary general meeting scheduled to be held on July 22, 2005. The Agreement has a term of 10 years, subject to confirmation by the shareholders of the Company at annual meetings immediately following the fifth and eighth anniversaries of the Effective Date.

The Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to the change in control of the Company. It is not intended to deter take-over bids. The Rights Plan is intended to provide time for shareholders to properly assess any takeover bid and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

In making the announcement, the Company is not aware of any pending or threatened take-over bid for the Company.

The Company has executed 155 megawatts of power purchase agreements with three (3) utilities having an aggregate value of $760 million over a twenty-year period.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operation of a utility scale wind park in California that has been in business since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

ON BEHALF OF THE BOARD OF DIRECTORS “Jeffrey J. Ciachurski” Jeffrey J. Ciachurski President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.